SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment NO. 7)

STATE AUTO FINANCIAL CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

85570710500

(CUSIP Number of Class of Securities)

Gregory Mark Shepard

State Auto Financial Acquisition Corporation

980 North Michigan Avenue, Suite 1400

Chicago, Illinois 60611

(312) 214-3566

(Name, address and telephone number of persons

authorized to receive notices and communications

on behalf of person(s) filing statement)

August 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box ☐.

CUSIP No. 85570710500

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

Gregory M. Shepard

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)    ☐

(b)    ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
2,000,000
	8.	SHARED VOTING POWER
-0-
	9.	SOLE DISPOSITIVE POWER
2,000,000
	10.	SHARED DISPOSITIVE POWER
-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.09%

14.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D/ A

This Amendment No. 7 to Schedule 13D is filed on behalf of Gregory M. Shepard, an individual, for the purpose of updating Items 4 and 7 hereof with respect to his shares of common stock, no par value (“Shares”) of State Auto Financial Corporation (“STFC”). Offeror has filed a Schedule TO today, which is incorporated herein by reference, and the following disclosure is qualified in its entirety by material contained in the Schedule TO.

ITEM 4.    PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

This Statement relates to the offer by State Auto Financial Acquisition Corporation, an Illinois corporation (“Offeror”), a wholly owned company of Gregory Mark Shepard, an Illinois individual (the “Filing Person”), to purchase 8,000,000 of the outstanding shares of common stock, no par value per share (the “Common Shares”), of STFC at a price of $32.00 per share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2003 (the “Offer to Purchase”) and the related Letter of Transmittal (which, as amended from time to time, together constitute the “Offer”).

The purpose of the Offer and the proposed second-step merger, pursuant to which the Offeror will merge with and into State Automobile Mutual Insurance Company (“State Auto”) with State Auto continuing as the surviving corporation (the “Proposed Merger”), is to enable Offeror and the Filing Person to acquire control of STFC and its subsidiaries and affiliates. The Filing Person intends to continue to seek to negotiate with STFC and its subsidiaries and affiliates with respect to the acquisition of control of STFC and its subsidiaries and affiliates.

If such negotiations result in a definitive agreement between STFC, and its subsidiaries and affiliates and the Filing Person, certain material terms of the Offer may change. Accordingly, such negotiations could result in, among other things, termination of the Offer and submission of a different acquisition proposal to the STFC’s shareholders for approval. Offeror currently intends, as soon as practicable following consummation of the Offer, to seek to have the Offeror consummate a merger with and into State Auto with State Auto continuing as the surviving corporation (the “Proposed Merger”).

STFC will continue to exist after the consummation of the Offer. The Offer is not for all common shares of STFC, but only for 8,000,000 of the 12,993,928 shares owned by the non-affiliated public.

In the event the Offer is terminated or not consummated, or after the expiration of the Offer and pending the consummation of the Proposed Merger, in accordance with applicable law and subject to the terms of any definitive agreement that it may enter into with STFC, Offeror or the Filing Person may explore any and all options which may be available to them. In this regard, and after expiration or termination of the Offer, the Filing Person or Offeror may seek to acquire additional common shares of STFC, through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as they may determine, which, in the case of common shares, may be more or less than the price to be paid per common share pursuant to the Offer and could be for cash or other consideration.

In connection with the Offer, the Filing Person and Offeror intend, if necessary, to solicit proxies or consents to call for a special meeting of shareholders of STFC (the “Special Meeting”). At the Special Meeting, STFC shareholders would be asked to approve the Offer. In connection with the Offer and the Proposed Merger, Offeror presently intends, if necessary to nominate and solicit proxies for election at the Company’s 2004 annual meeting of shareholders (the “Annual Meeting”) a slate of nominees who support the Offer. The date of the Annual Meeting has not yet been established. Offeror expects that, if elected, and subject to their fiduciary duties under applicable law, Offeror’s nominees will, if such nominees constitute less than a majority of the STFC Board, seek to cause the STFC Board to, and if such nominees constitute a majority of the members of the STFC

Board, cause the STFC Board to permit the Offer to be consummated. Such solicitation will be made pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”).

The Offer does not constitute a solicitation of proxies for any meeting of STFC’s shareholders. Any such solicitation which the Filing Person or Offeror might make would be made only pursuant to separate proxy materials complying with the requirements of the Securities Exchange Act of 1934, as amended.

On August 20, 2003, the Filing Person sent a letter (attached as Exhibit 7.12) to the Board of Directors of State Auto and the Board of Directors of STFC announcing the commencement by Offeror of a tender offer for 8,000,000 of STFC’s 10,993,928 public shares (other than the Filing Person’s shares as of June 30, 2003) for $32.00 per share. The Filing Person or an associate would agree to purchase an additional 1,000,000 common shares from Offeror and Filing Person would agree not to tender his shares in the public tender offer. State Auto, and all directors and officers of State Auto and STFC, would also agree not to tender any shares. Offeror and the Filing Person’s financing would not involve the incurrence of any debt, as defined by statutory accounting principles, by State Auto, STFC or their subsidiaries or affiliates. STFC would not cash out its outstanding stock options. Offeror would be merged with and into State Auto and 7,000,000 additional STFC’s common shares would then be owned by State Auto, increasing its ownership to just under 85% of the outstanding shares. Any transaction that might be negotiated would be conditioned on the Filing Person’s nominees representing a majority of the boards of directors of STFC, State Auto and their insurance subsidiaries and affiliates.

Jefferies & Company, Inc. (“Jefferies”) on August 20, 2003 delivered to the Filing Person a letter indicating they were highly confident in their ability to arrange the financing of Surplus Notes in an aggregate principal amount of up to $300 million subject to a number of conditions. This reference to the highly confident letter does not purport to be complete and is qualified in its entirety by reference to the complete text of the letter. A copy of the letter is filed as Exhibit 7.13 hereto, and is incorporated herein by reference. The financing is contemplated to be in the form of Surplus Notes with a yield of up to 10%, at a 2 year maturity (“Surplus Notes”), which will be issued by State Auto to various investors. The Surplus Notes would be recorded by State Auto as additional admitted assets. The Surplus Notes would not be part of the legal liabilities of State Auto and would not be a liability or claim against it or any of its assets for statutory accounting purposes. The surplus of State Auto will be increased by the net proceeds of the Surplus Notes.

On August 21, 2003, Filing Person and Offeror filed a complaint against the Boards of Directors of STFC and State Auto in the United States District Court for the Southern District of Ohio primarily for breach of fiduciary duties. On August 21, 2003 Filing Person and Offeror also issued a demand letter to the Boards of Directors of STFC and State Auto, and also issued a press release dated August 21, 2003 regarding the litigation. A copy of the Complaint, Demand Letter and Press Release are filed as Exhibit 7.16, 7.17 and 7.18 respectively and are incorporated herein by reference.

The	most important conditions to the Offer are the following:

(1)	That STFC shareholders validly tender, and do not withdraw before the expiration of the offer to purchase, 8,000,000 shares of common stock of STFC.

(2)	That STFC not issue any additional stock options, rights to purchase, stock grants or issue any additional common or preferred stock.

(3)	That Filing Person and Offeror obtain all necessary board approvals to acquire control of STFC and its insurance subsidiaries and affiliates, including without limitation, State Auto. The terms and conditions of the approvals must be satisfactory to Filing Person and Offeror, in their sole discretion.

(4)	That Offeror obtain all insurance regulatory approvals necessary to acquire control of STFC and its insurance subsidiaries and affiliates, including without limitation, State Auto. The terms and conditions of these approvals must be satisfactory to Offeror, in its sole discretion.

(5)	That Offeror obtain all necessary financing.

In addition, the Offer is conditional on (a) State Auto agreeing not to tender any of its shares of STFC, (b) State Auto, and its officers and directors, and STFC’s officers and directors, not tendering any of their shares or exercising any of their options into the Offer, (c) State Auto agreeing to issue the Surplus Notes, and (d) State Auto agreeing to merge with Offeror, with State Auto being the surviving entity.

A press release (attached as Exhibit 7.14) describing the letter and its contents was issued on the next day.

The Offer and its withdrawal rights will expire at 5:00 P.M., New York City time, on Tuesday, September 24, 2003, unless the Offer is extended. The Depositary and Information Agent for the offer is Mellon Investor Services, L.L.C., 44 Wall Street, 7th Floor, New York, New York, 10005, Call Toll-Free (888) 451-6741.

This summary of the letter and the press release does not purport to be complete and is qualified in its entirety by reference to the complete text of the letter and the press release. A copy of the letter and the press release are filed as Exhibit 7.12 and 7.14 hereto, respectively and are incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

7.12	Letter to Boards of Directors of State Auto and STFC Regarding the Offer

7.13	Jefferies & Company. Inc. Highly Confident Letter

7.14	Press Release Regarding the Offer

7.15	Schedule TO, dated August 20, 2003, incorporated by reference

7.16	Complaint filed by Filing Person and Offeror against the Boards of Directors of State Auto and STFC

7.17	Demand Letter to Boards of Directors of State Auto and STFC

7.18	Press Release Regarding Litigation

SCHEDULE 13D

SIGNATURE PAGE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 20, 2003

/S/ GREGORY M. SHEPARD

Gregory M. Shepard

EXHIBIT INDEX

7.12	Letter to Boards of Directors of State Auto and STFC Regarding the Offer

7.13	Jefferies & Company. Inc. Highly Confident Letter

7.14	Press Release Regarding the Offer

7.15	Schedule TO, dated August 20, 2003, incorporated by reference

7.16	Complaint filed by Filing Person and Offeror against the Boards of Directors of State Auto and STFC

7.17	Demand Letters to the Boards of Directors of State Auto and STFC

7.18	Press Release Regarding Litigation